SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934

Scientific Industries, Inc.

(Name of Issuer)

Common Stock, $0.05 par value

(Title of Class of Securities)

808757108
(CUSIP Number)

Bleichroeder LP
1345 Avenue of the Americas, 47th Floor,
New York, New York 10105
(212) 698-3101

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 13, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  🗹

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 808757108	Page 2 of 5 Pages
1	NAME OF REPORTING PERSON Bleichroeder LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,465,026
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 2,465,026
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,465,026
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.61%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

CUSIP No. 808757108	Page 3 of 5 Pages
1	NAME OF REPORTING PERSON Bleichroeder Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,465,026
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 2,465,026
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,465,026
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.61%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

Item 1. Security and the Issuer

This Schedule 13D relates to the Common Stock, $0.05 par value (the "Shares"), of Scientific Industries, Inc., a Delaware corporation (the "Issuer"), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The address of the Issuer's principal executive offices is 80 Orville Drive, Suite 102 Bohemia, New York 11716.

Item 2. Identity and Background.

(a) This Schedule 13D is being filed on behalf of Bleichroeder LP ("Bleichroeder"), with respect to Shares beneficially owned by it. The general partner of Bleichroeder is Bleichroeder Holdings LLC (the "General Partner"). The foregoing persons are hereinafter sometimes referred to as the Reporting Persons. Any disclosures herein with respect to persons other than the Reporting Persons are made on information believed to be accurate after making inquiry to the appropriate party. Bleichroeder is the investment manager or adviser to funds and/or managed accounts and may be deemed to have beneficial ownership over the Shares directly owned by the funds and managed accounts by virtue of the authority granted to it to vote and to dispose of the securities held by them.

(b) The address of the principal business and principal office of the Reporting Person and the General Partner is 1345 Avenue of the Americas, 47th Floor, New York, NY 10105.

(c) The principal business of Bleichroeder is to serve as an investment manager or adviser to various investment partnerships and managed accounts. The principal business of the General Partner is to serve as General Partner of Bleichroeder.

(d) During the last five (5) years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five (5) years, neither Bleichroeder nor the General Partner has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Bleichroeder is a limited partnership organized under the laws of the State of Delaware. The General Partner is a limited liability company organized under the laws of the State of Delaware.

Item 3. Source and Amount of Funds or Other Consideration

Prior to December 13, 2023, accounts and funds managed by the Reporting Persons held (i) 603,351 Shares and (ii) 301,675 warrants to purchase Shares ("Warrants") that will be, subject to certain conditions described below, convertible into 301,675 Shares (as of December 13, 2023). The 603,351 Shares (excluding the Shares acquired upon exercise of the Warrants) were acquired at an aggregate cost of $2,900,009 in private issuances between the Issuer and accounts and funds managed by Bleichroeder.

On December 13, 2023, the Issuer entered into a Securities Purchase Agreement (the "Purchase Agreement") with funds managed by the Reporting Persons providing for the issuance and sale, for an aggregate purchase price of $1,200,000, of 600,000 Shares and Warrants to purchase 960,000 Shares at an exercise price of $2.50 per Share. Concurrently, the Issuer entered into a Registration Rights Agreement with the funds managed by the Reporting Persons providing, among other things, resale registration rights with respect to the Shares and the Shares issuable upon exercise of the Warrants.

In connection with the transactions contemplated by the Purchase Agreement, the Company amended the existing Warrants to purchase 301,675 Shares having an exercise price greater than $2.50 to (i) reduce the exercise price to $2.50, (ii) provide for mandatory exercise at the option of the Company, if the VWAP of the Company's Shares exceeds $5.00 for 30 consecutive trading days and (iii) extend their exercise period to the fifth anniversary of the closing of the transactions contemplated by the Purchase Agreement.

The Issuer also entered into a Registration Rights Agreement on December 13, 2023 (the "Registration Rights Agreement") with the funds, pursuant to which the funds will have the Shares and Warrant Shares included in a registration statement to be prepared and filed with the Securities and Exchange Commission so as to permit the registered resale of the Shares and the Warrant Shares. Under the Registration Rights Agreement, the Company shall use its best efforts to have such registration statement declared effective for a period of one (1) year following the initial date of effectiveness. In addition, the holders of at least twenty per cent (20%) of the shares eligible for registration under the Registration Rights Agreement shall have the right, exercisable at any time prior to December 13, 2028, to request that the Company file with the Securities and Exchange Commission a registration statement for all or part of such shares beneficially owned by the holders of such shares.

Item 4.   Purpose of Transaction.

Bleichroeder originally acquired beneficial ownership of the Shares of the Issuer for investment purposes.

Bleichroeder intends to evaluate on an ongoing basis its investment in the Issuer and its options with respect to such investment. In connection with such evaluation, Bleichroeder may meet with members of the Board and/or senior management of the Issuer, or communicate publicly or privately with other stockholders, knowledgeable industry or market observers or other third parties with respect to its investment. As part of such evaluation and any such discussions, Bleichroeder may make recommendations, suggestions or proposals to the Issuer that may relate to or result in one or more of the matters specified in clauses (a) through (j) of Item 4 of Schedule 13D, including, but not limited to, changes in the strategic direction and future plans of the Issuer as a means of enhancing shareholder value.

Depending on various factors, including the Issuer's financial position, prospects and strategic direction, the outcome of the matters referenced above, other developments concerning the Issuer, actions taken by the Issuer's board of directors, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investments in the Issuer as they deem appropriate, including, without limitation, making or causing further acquisitions of securities of the Issuer, including Shares, from time to time, and disposing of, or cause to be disposed, any or all of the securities of the Issuer, including Shares, beneficially held by Bleichroeder at any time.

Item 5.   Interest in Securities of the Issuer.

(a) As of the date of this Schedule 13D, the Reporting Persons beneficially own 2,465,026 Shares, representing 22.61% of the outstanding Shares (including Shares that will be issuable upon the exercise of the Warrants). The percentages used herein are based upon (i) the 7,003,599 Shares reported as outstanding as of November 13, 2023 by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2023, (ii) the 2,638,076 Shares issued on December 13. 2023 as reported by the Issuer in its 8-K filed with the Securities and Exchange Commission on December 15, 2023 and (iii) the 1,261,675 Shares issuable upon the exercise of the Warrants.

(b) The Reporting Persons have sole voting and dispositive power over 2,465,026 Shares.

(c) Except as set forth in Item 3, the Reporting Persons have not affected any transaction in the Shares during the past sixty days.

(d) No person other than the Reporting Persons and the managed accounts or funds which hold the Shares is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e) Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The summaries contained herein of the Purchase Agreement and Registration Rights Agreement, as applicable, are not intended to be complete and are qualified in their entirety by reference to the full text of these documents, as applicable, copies of which are filed as Exhibits hereto and which are incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to the securities of the Issuer.

Item 7.   Material to Be Filed as Exhibits.

Exhibit 1 Securities Purchase Agreement (Incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Issuer on December 15, 2023)

Exhibit 2 Registration Rights Agreement (Incorporated by reference to Exhibit 4.2 to the Form 8-K filed by the Issuer on December 15, 2023)

Exhibit 3 Joint Filing Agreement, dated May 8, 2023, by and between Bleichroeder LP and Bleichroeder Holdings LLC.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: December 15, 2023	BLEICHROEDER LP

	By:	/s/ Michael M. Kellen
Name: Michael M. Kellen
Title: Chairman and CO-CEO

BLEICHROEDER HOLDINGS LLC

	By:	/s/ Michael M. Kellen
Name: Michael M. Kellen
Title: Chairman and CO-CEO

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

EXHIBIT 3
JOINT FILING AGREEMENT

THIS JOINT FILING AGREEMENT is entered into as of December 15, 2023, by and among the parties hereto. The undersigned hereby agree that the Statement on Schedule 13D with respect to the Common Stock, $0.05 par value, of Scientific Industries, Inc., a Delaware corporation, and any amendment thereafter signed by each of the undersigned shall be (unless otherwise determined by the undersigned) filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: December 15, 2023	BLEICHROEDER LP

	By:	/s/ Michael M. Kellen
Name: Michael M. Kellen
Title: Chairman and CO-CEO

BLEICHROEDER HOLDINGS LLC

	By:	/s/ Michael M. Kellen
Name: Michael M. Kellen
Title: Chairman and CO-CEO